Filed by Amcor plc

Pursuant to Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Berry Global Group, Inc.

Commission File No.: 333-284248

Explanatory Note: The following was posted on Amcor plc’s LinkedIn on February 26, 2025.

Amcor LinkedIn

Feb. 26, 2025

We’re proud to announce that, yesterday, Amcor and @ Berry Global shareholders overwhelmingly voted to approve the combination of our two companies. This milestone brings us closer to becoming a company that will be positioned to serve customers better, grow faster and operate globally in a way neither company could accomplish alone. Together, we will have an exciting and unique opportunity to truly transform the future of packaging!

Read more <LINK to press release>

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this Current Report includes certain statements that are “forward-looking statements” within the meaning of federal securities laws. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “commit,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. Examples of forward-looking statements include projections as to the anticipated benefits of the Merger as well as statements regarding the impact of the Merger on Amcor’s and Berry’s business and future financial and operating results and prospects, the amount and timing of synergies from the Merger and the closing date for the Merger.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of Amcor’s and Berry’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Amcor’s and Berry’s control. Amcor’s, Berry’s and the combined company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements as a result of various factors. These factors include, among other things, (i) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or the inability to complete the Merger on the anticipated terms and timetable, (ii) the inability to complete the Merger due to the failure to satisfy any condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the Merger is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (iii) the risks related to Amcor and Berry being restricted in the operation of their respective businesses while the Merger Agreement is in effect, (iv) the ability to obtain financing in connection with the transactions contemplated by the Merger on favorable terms, if at all, (v) the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, the ability of the combined company to maintain relationships with its customers and retain its management and key employees, (vi) the ability of the combined company to achieve the synergies contemplated by the Merger or such synergies taking longer to realize than expected, (vii) costs related to the Merger, (viii) the ability of the combined company to execute successfully its strategic plans, (ix) the ability of the combined company to promptly and effectively integrate the Amcor and Berry businesses, (x) the risk that the credit rating of the combined company may be different from what Amcor and Berry expect, (xi) the diversion of management’s time and attention from ordinary course business operations to the consummation of the Merger and integration matters, (xii) potential liability resulting from pending or future litigation relating to the Merger and (xiii) the risks, uncertainties and assumptions described in the section entitled “Solicitation Considerations.” The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in Amcor’s and Berry’s respective filings with the SEC, including the risk factors discussed in Amcor’s and Berry’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and other filings with the SEC.